5321 Corporate Boulevard

Baton Rouge, LA 70808

September 3, 2014

BY EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention:	Sonia Barros, Assistant Director
Sandra B. Hunter, Staff Attorney

Re:	Lamar Media Corp.
Registration Statement on Form S-4
Filed July 16, 2014
File No. 333-197460

Dear Ms. Barros:

This letter is submitted on behalf of Lamar Media Corp. (“Lamar Media” or the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-4 (File No. 333-197460) filed with the Commission on July 16, 2014, as amended by Amendment No. 1 thereto on August 19, 2014 (the “Registration Statement”). The responses below are to comments provided orally to Lamar Media by the Staff.

For reference purposes, the Staff’s comments have been reproduced in italics herein with responses immediately following each comment. Page references in the descriptions of the Staff’s comments refer to the Registration Statement.

1.	Please revise your disclosure to include portfolio level occupancy or explain why such disclosure is not material to investors.

RESPONSE:

In response to the Staff’s comment, the Company notes that it does not track occupancy for each type of display available for rent in its portfolio. The Company tracks occupancy solely with respect to its standard, static bulletin and poster displays. The Company does not track occupancy rates for its odd-sized static bulletin and poster displays (which make up approximately 20% of its display portfolio) or digital billboard displays (which account for approximately 15% of its display revenue). The Company respectfully submits that occupancy data without the inclusion of data related to its digital and odd-sized displays would not be material to investors and would provide an incomplete picture of period over period changes. In addition, partial occupancy data would not be material to investors as it would be an insufficient basis on which to assess current and future expected results.

Securities and Exchange Commission

September 3, 2014

2.	We note your disclosure on page 37 regarding higher pricing. Please disclose any material metrics you use to measure period over period changes in pricing.

RESPONSE:

In response to the Staff’s comment, the Company confirms that it does not use any material metrics to measure period over period changes in pricing other than net revenue on a GAAP basis and acquisition-adjusted net revenue, which are metrics included in management’s discussion and analysis of financial condition and results of operations.

* * *

In connection with responding to the Staff’s comment, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Reports; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Reports (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please telephone the undersigned at (225) 926-1000.

Thank you for your attention to this matter.

Very truly yours,

/s/ Keith A. Istre

Keith A. Istre

cc:	Sean E. Reilly
Lamar Media Corp.

Stacie S. Aarestad
Edwards Wildman Palmer LLP